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Exhibit (a)(1)(I)

Aether Systems Announces Amended Results of Tender Offer
for a Portion of its Debt Securities

OWINGS MILLS, MD—November 18, 2002—Aether Systems, Inc. (Nasdaq: AETH), a leading provider of wireless and mobile data solutions, today announced amended results for its tender offer (the "Offer"), announced on Oct. 15, 2002, for a portion of its debt securities.

The offer expired at 12:00 midnight ET, on Tuesday, Nov. 12, 2002.

Based on final information, approximately $52.4 million in principal amount of the Notes were validly tendered and not withdrawn in the Offer. The original tender offer was for up to a maximum aggregate principal amount of $100 million. The final principal amount of the Notes accepted for payment was increased from the amount earlier announced (approximately $38 million) as a result of tenders that were validly made prior to the expiration of the offer, but which were not reported to Aether until Nov. 15, 2002.

Aether has purchased all tendered Notes accepted for payment at a purchase price of $750 per $1,000 principal amount of Notes. Aether today paid to the depositary the aggregate purchase price, including accrued interest through Nov. 14, 2002, for all the Notes.

Credit Suisse First Boston Corporation acted as dealer manager and D.F. King & Co., Inc. acted as the information agent in connection with the Offer.

About Aether Systems, Inc.

Aether Systems delivers wireless and mobile data solutions that make people more productive and their organizations more profitable. Aether's products and services are built on Aether Fusion, the company's standards-based platform that allows for secure, reliable extension of critical information to virtually any wireless or mobile environment. Return on investment in Aether solutions comes from a unique combination of strengths—quick access to multiple back-end information sources, workflow that is optimized for specific industries, and turnkey deployment services and professional support. Backed by years of in-market expertise, Aether is making it possible for thousands of businesses and government agencies to unleash the power of the mobile workforce. For more information, please visit www.aethersystems.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used herein, the words anticipate, believe, estimate, intend, may, will, and expect and similar expressions as they relate to Aether Systems, Inc. (Aether or Company) or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include the factors discussed in our filings with the Securities and Exchange Commission. Aether undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results could differ materially for a variety of reasons and circumstances.

Contact:	Aether Systems, Inc. Dave Reymann (410) 654-6400, ext. 5247 dreymann@aethersystems.com

Gregg Lampf (410) 654-6400, ext. 5165 glampf@aethersystems.com

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  Exhibit (a)(1)(I)
Aether Systems Announces Amended Results of Tender Offer for a Portion of its Debt Securities